CVF Technologies Corporation
8604 Main Street, Suite 1
Williamsville, New York 14221

December 6, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Attention: Joyce Sweeney
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Sweeney:

Here is our response to your inquiry dated November 9, 2005.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 0-29266

Form 10-K for the Fiscal Year Ended December 31, 2004:

Audited Financial Statements

General
1.		Question - We note your supplemental response to comment 2 of our letter dated September 28, 2005. Please provide us with the following information:

	•	the relative contribution by investee for your Statements of Operations line item "income from equity investees" for 2003 and 2004;

	•	specifically identify each investee that does not provide you with audited financial statements;

	•	for investees that do not provide you with audited financial statements tell us how you evaluate the internally generated financial statements when determining the appropriate valuation of your investment and their financial results included in your audited financial statements.

Answer -

	•	the relative contribution by investee for the Statements of Operations line item "income from equity investees" for 2003 was $ 0 and for 2004 all ($178,885) was due to Biorem Technologies Inc. ("Biorem"). Biorem was recorded on the equity method for the period November 24, 2004 to December 31, 2004 as CVF had 48.4% control of Biorem as of November 24, 2004. Prior to November 24, 2004 Biorem was consolidated in CVF Technologies Corporations ("CVF") results.

	•	For the year 2003 the following investees did not provide audited financial statements: Gemprint Corporation, Ecoval Corporation, SRE Controls Inc., Petrozyme Technologies Inc., and IMT Systems Inc. For the year 2004 the following investees did not provide audited financial statements: Gemprint Corporation, Ecoval Corporation, SRE Controls Inc., and Petrozyme Technologies Inc.

	•	CVF management is very much involved in the day to day operations of each of its investee companies. Therefore when CVF receives the internally prepared financial statements CVF reviews them and are able to determine the material accuracy of same. Also CVF's independent accountants during their quarterly reviews and audit at year end spend time at most of the investee companies and perform audit procedures sufficient to enable them to render an opinion of the results that are consolidated into CVF's financials or included in footnote disclosures.

Note 3 - Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-15

2.		Question - We note your supplemental response to comment 4 of our letter dated September 28, 2005. As previously requested, please provide us with your comprehensive analysis for each investee company describing how you determined whether to consolidate, use the equity method, or use cost method of accounting as of each balance sheet date presented. In your analysis describe your level of involvement with each investee, including your determination of whether you exert significant influence or effective control over the investee.

Answer - CVF's control of each company is determined based on its percentage owning of voting common shares as noted below:

Balance Sheet Date - December 31, 2003

Gemprint Corporation 65%
Biorem Technologies Inc. 69%
Ecoval Corporation 85%
SRE Controls Inc. 75%
Petrozyme Technologies Inc. 50%
IMT Systems Inc. 47%

Balance Sheet Date - December 31, 2004
Gemprint Corporation 65%
Biorem Technologies Inc. 48.4%
Ecoval Corporation 85%
SRE Controls Inc. 37%
Petrozyme Technologies Inc. 50%

It is CVF's conclusion that when it owns in excess of 50% of an investee's common stock that it has effective control over the investee company and therefore the results of those investee companies are consolidated. CVF abides by US GAAP rules to determine whether to consolidate an investment, record it under the equity method or the cost method. Therefore for investments where CVF owns in excess of 50% of the common stock CVF consolidates the holding, for 20% to 50% ownership CVF uses the equity method and under 20% ownership the cost method, while also considering our effective control over the investees (ARB 51 and APB 18). CVF has had no material lending activity in recent years to our investees other than SRE, in which we surrendered a significant ownership percentage over a year ago in order not to be required to fund any future losses.

3.		Question - Please tell us how you determined that separate audited financial statements were not required for each investee. Refer to Rule 3-09 of Regulation S-X.

Answer - We have evaluated all of our investees for compliance with Rule 3-09. The assets and income or loss for all of the investees were under the 20% measurement critieria, but Biorem. The only measurement which triggered the separate company financial statement rule was the Biorem $791K asset on Registrants balance sheet. We felt we have in fact complied indirectly with such Rule 3-09, we made our decision to present the Biorem data within our Form 10KSB due to the following;

	a)	Due to owning greater than 50% of Biorem, the audited results of Biorem were included in the consolidated financial statements of the Registrant for the period January 1, 2004 through November 23, 2004, hence substantially most of the year. As a result the footnotes for segment data ( Note 14) detailed such data through November 23, 2004.
	b)	We presented annual "unaudited" summarized data for the year for Biorem within Note 5.
	c)	Biorem is a separate publicly held entity, whose 2004 annual financial results are published and are on file with the Toronto Venture Exchange, a division of the Toronto stock exchange, hence are available for the general public's review via the internet, similar to the Registrants documents filed with the SEC. We noted the internet website address in Note 5 (www.sedar.com), is available to assist the general public in locating these separate financial statements of Biorem as audited by a big four accounting firm. SEDAR is the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and investment funds across Canada. It would be difficult for anyone to dispute the fact that these separate company audited financial statements are not available for the general public viewing from an independent government entities website.
	d)	These Biorem financials on file with SEDAR are presented in Canadian dollars, but any possible reconciling matters between US GAAP and Canadian GAAP financials filed by Biorem on the Canadian stock exchange were noted in Note 5.

Although the Registrant did not specifically ask for a waiver from the SEC from filing their own separate financial statements of Biorem. The separate financial statements were in fact audited by a reputable accounting firm and are in fact available on the internet for the general public to view at their discretion.

On a more practical level, the Registrant, would be unable to file separate audited financial statements of Biorem with its SEC filing Form 10KSB until such time that Biorem filed their audited financial statements with the Canadian stock exchange to prevent financial data being disseminated about the Biorem Canadian registrant before Biorem's shareholders were able to view such financial data. We had conversations with Biorem's legal counsel with regards to this matter prior to our filing of the Form 10KSB. In addition both the Registrant and Biorem would have to incur additional accounting costs to comply with such Rule 3-09, without the public gaining any better or, more timely financial data. The auditors of Biorem would not allow for the Registrant merely to attach, the audited financial statements of Biorem as the Registrant would technically be a new client, hence require the payment of additional accounting fees. If the Registrant's auditor's audited Biorem on a separate company level and rendered a separate audit opinion on such financials, the Registrant would incur more accounting fees to be in technical compliance with Rule 3-09, but be prohibited from filing such data until Biorem filed their financials on the Canadian stock exchange, which we might add has a later due date for their annual financials than the SEC.

Assuming the SEC agrees with the Registrant's position with regards to not filing separate audited financials of Biorem, we wish to ask for a waiver of such provision for this 2004 Form 10KSB and prospective Form 10KSB's assuming Biorem continues to remain public on the Canadian stock exchange and continues to file their annual audited financial statements on a timely basis in Canada.

Note 5 - Holdings, page F-25

4.		Question - We note your supplemental response to comment 5 of our letter dated September 28, 2005. In your response you state that as part of the new investment in SRE Controls by Ian Jamieson, all debt in the Company, was converted into equity. Please tell us the entity to which you are referring to as "the Company." Tell us the amount of debt, the creditor and debtor, and conversion terms for the debt that was converted into equity.

Answer - "The Company" referred to is SRE Controls Inc. CVF converted all of its debt and accrued interest to equity pursuant to an overall recapitalization plan as discussed further in Exhibit 1. CVF did not receive any additional equity for converting such debt to equity, hence any concept of "new investment" or "conversion terms of debt converted to equity" is irrelevant. CVF merely converted its total debt due of $1,915,954.13 Cdn merely to preserve only half of its ownership or equity rights in SRE. Prior to this planned recapitalization transaction CVF owned 75% of SRE and was owed $1,915,954. After the recapitalization transaction CVF merely owned 37.5% of SRE and had no additional debt outstanding. CVF agreed to the reduced ownership as a minority shareholder and convert the $1.9m Cdn as an inducement for Ian Jamieson to loan his personal funds into SRE as debt and to be relieved of any further funding obligations. Immediately prior to the recapitalization plan consolidating SRE with CVF which resulted in CVF recording a deficit in assets of $742K on the CVF consolidated financial statements, for which CVF was relieved of such funding obligations. CVF had already fully reserved for the $1.9m Cdn investment prior to this recapitalization plan.

5.		Question - Please tell us the entities that signed the Memorandum of Agreement that resulted in Ian Jamieson investing $500,000 Cdn in SRE Controls. Tell us the dollar amount and nature of each of the investments you held in SRE Controls before this agreement was signed.

Answer - The Memorandum of Agreement was signed by Ian Jamieson, CVF and SRE. CVF had the following dollar investments in SRE before this agreement was signed: Principal balance of loans due from SRE - $1,751,000.00 Cdn, equity - $4,126,505.74 Cdn.

6.		Question - Please provide us with a copy of the Memorandum of Agreement or other contractual agreement that resulted in CVF "forgiving" 37.5% ownership in SRE.

Answer - See Exhibit 1 attached for a copy of the executed Memorandum of Agreement that resulted in CVF's ownership in SRE being diluted to 37%.

7.		Question - In Exhibits 3 and 6 you state that the Special Rights Agreement allowed CVF, Coburn and Herner to vote as if the convertible debt was also converted into Biorem shares. Please tell us the nature, amount, and conversion terms of the debt convertible into Biorem shares.

Answer - CVF had convertible promissory notes as of December 31, 2004 totaling $ 1,392,929.88 that was convertible into Biorem common shares at a conversion price of $0.40 Cdn per share. Coburn had convertible promissory notes as of December 31, 2004 totalling $ 1,000,000.00 that was convertible into Biorem common shares at a conversion price of $1.7637 Cdn per share. Herner had convertible promissory notes as of December 31, 2004 totaling $ 100,000.00 that was convertible into Biorem common shares at a conversion price of $1.82 Cdn per share. Included in Biorem's balance sheet was a portion of this debt which is attributed to the value of the equity component and was accounted for at a discount to the face value of the debt component and was credited to shareholders' equity at the time of issue. The debt component was accreted to its face value through changes to income over the estimated time to repayment of the loans.

8.		Question - In Exhibits 3 and 6 you state that you transferred 298,296 of Biorem shares to Ian Jamieson with respect to CVF's note payable. Please tell us the amount of the note payable due to Ian Jamieson before and after the transfer. Provide us with the journal entry used to record the transfer.

Answer - The amount of the note payable to Ian Jamieson before the transfer was $500,000.00 Cdn and the amount after the transfer was $0.00. See Exhibit 2 attached for a copy of the journal entry to record the transfer.

9.		Question - Please tell us how you determined the "gain on sale of equity in subsidiary" and "gain on sale of Biorem" for 2004 as reported on your Statements of Operations. Provide us with the supporting calculations and journal entries used to record these transactions that reconciles with the amounts as presented in your financial statements.

Answer - For the "gain on sale of equity in subsidiary" this was a calculation performed when CVF as of December 31, 2003 consolidated SRE, however CVF no longer consolidated it as of March 31, 2004. See attached Exhibit 3 showing how $977,578 Cdn was calculated (see last line item on second page of the working balance. The $977,578 was translated into US $ by multiplying times the average Canadian exchange rate for the first quarter 2004 which was .7596. (the calculation is $977,578 multiplied times .7596 equals $742,568 US).

For the "gain on sale of Biorem" for 2004 totaling 829,287 US see the attached Exhibit 4 which shows the detailed calculations. For the journal entries see Exhibit 5 and Exhibit 2.

Note 7 - Long-term Debt, page F-30

10.		Question - Please tell us the name of the officer and director of SRE to which CVF was indebted at December 31, 2003. Tell us when and with what consideration the loans to SRE director and officer were repaid during 2004.

Answer - The $80,000 Cdn loan at December 31, 2003 to SRE was from an SRE officer Charles Faron who was the Presdent of SRE at that time. This was not shown as outstanding at December 31, 2004 as CVF no longer consolidated SRE. The $840,000 Cdn loan at December 31, 2003 to SRE was from an SRE director, Ian Jamieson who was a director of SRE. This was not shown as outstanding at December 31, 2004 as CVF no longer consolidated SRE. The loan outstanding from CVF to a director of SRE at December 31, 2003 totaling $500,000 Cdn was the Ian Jamieson loan (see item 8). As discussed in item 8 that loan was repaid during 2004.

11.		Question - Please tell us the name of the employee and director of Biorem to which CVF was indebted at December 31, 2003. Tell us when and with what consideration the loans to the director and employee were repaid during 2004.

Answer - The $100,000 Cdn loan at December 31, 2003 to Biorem was from a Biorem employee, Brian Herner. This was not shown as outstanding at December 31, 2004 as CVF no longer consolidated Biorem. The $960,420 Cdn loan at December 31, 2003 to Biorem was from a Biorem director, John Coburn. This was not shown as outstanding at December 31, 2004 as CVF no longer consolidated Biorem.

Sincerely yours,

/s/ Jeffrey I. Dreben
Jeffrey I. Dreben
Chief Executive Officer and President